Brenda K. Lenahan  blenahan@velaw.com
Tel 212.237.0133  Fax 917.849.5360

July 19, 2010

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:  H. Roger Schwall, Assistant Director

Re:          Rhino Resource Partners LP

Amendment No. 1 to Registration Statement on Form S-1

Filed June 21, 2010

File Number 333-166550

Ladies and Gentlemen:

On behalf of the Registrant, we have filed through EDGAR and separately forwarded courtesy copies of Amendment No. 2 (“Amendment No. 2”) to the above-referenced registration statement on Form S-1 (the “Registration Statement”), each of which has been marked to show changes made to the original filing.  A copy of this letter has been furnished in EDGAR as correspondence.

In this letter, we set forth the responses of the Registrant to the comments and requests for additional information (each a “Comment” and together the “Comments”) contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 12, 2010 (the “Comment Letter”), with respect to the above-referenced filing.  For your convenience, we have repeated in bold type the Comments exactly as set forth in the Comment Letter.  The Registrant’s response to each Comment is set forth immediately below the text of the applicable Comment.  In addition, supplemental materials in response to certain Comments are being provided separately in supplemental letters (“Supplemental Letter No. 1” and “Supplemental Letter No. 2”, each as identified below) or have been provided previously. Confidential treatment pursuant to Rule 83 has been requested for Supplemental Letter No. 1.

All page references in the Registrant’s responses are to the courtesy copy of Amendment No. 2.  Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement.

Information provided in this letter on behalf of the Registrant has been provided to us by the Registrant.

Vinson & Elkins LLP Attorneys at Law	666 Fifth Avenue, 26th Floor
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General

1.                        We remind you of prior comments 1 and 2.  For example, once you disclose the price range and midpoint information and provide details regarding the applicable percentages of your common units, subordinated units, and combined units held or controlled by your general partner and affiliates, we may have additional comments.  In that regard, we note also your response to prior comment 23.

Response: The Registrant has included all information that is not properly omitted under Rule 430A. The Registrant has filed all remaining exhibits with Amendment No. 2, except for Exhibits 1.1, 4.1, 10.11, 10.12, 10.22 and 10.23, which it intends to promptly file as soon as they become available. The Registrant acknowledges that the Staff needs sufficient time to review newly filed exhibits.

2.                        Please provide us with all promotional and sales materials prior to their use.  We will need sufficient time to review and comment upon all such materials.

Response: The Registrant hereby acknowledges that sales materials are subject to the Staff’s review and comment.  The Registrant notes that no sales materials will be given to prospective investors in connection with the offering other than a preliminary prospectus.  The Registrant intends to conduct a “road show” in connection with the offering that will include a slide presentation.  Hard copies of the slide presentation will not be distributed or made available for downloading or printing.  The Registrant undertakes to supplementally provide the Staff with a draft of the slide presentation with Supplemental Letter No. 2.

Prospectus Cover Page

3.                        We note that you have not yet determined the amount of the minimum payment, nor have you supplied the related disclosure.  Depending on the particulars, we may have additional comments.  For example, if true, include a new bulleted risk factor here and appropriate disclosure elsewhere in your document which states explicitly that you had a shortfall over the past four quarters that would have prevented you from paying the “minimum” quarterly distribution on all units as a whole, including subordinated units.  If such was the case for more than one quarter, specify how many of the previous four quarters would have experienced such a deficiency.  We note the related disclosure at page 62, in which you characterize the deficiency as your ability to pay a certain specified percentage.  Recast that discussion accordingly, and provide sufficient detail in the corresponding risk factor to make clear the extent of the deficiency in each quarter.  Also disclose the aggregate shortfall in each referenced period.

Response: The Registrant has revised the Registration Statement accordingly. Please see the cover page and pages 5, 13, 24 and 65.

Summary, page 1

Our Properties, page 1

4.                        We note your disclosure that, as of March 31, 2010, you “controlled an estimated 307.8 million tons of proven and probable coal.” We also note you appear to present 100% of the production and reserves for the Rhino Eastern Complex in your tabular disclosure on page 3.  Please clarify why you “control” reserves related to an unconsolidated affiliate, and tell us why you believe it is appropriate to include 100% of the production and reserves of an unconsolidated affiliate in your tabular disclosure.  Please note this comment applies to disclosure and tables throughout your document.

Response: The Registrant has revised the Registration Statement to clarify that (1) the Rhino Eastern joint venture controls 100% of the reserves of the Rhino Eastern mining complex, (2) that 100% of the production of the Rhino Eastern mining complex is attributable to the joint venture and (3) that the Registrant owns a 51% membership interest in the joint venture. Please see pages 1-3, 98, 144, 145, 147, 148, 153, 154 and 163-167.

Organizational Structure, pages 8-9

5.                        We note your response to our prior comment ten from our letter dated June 4, 2010.  Please expand each footnote 1 to clarify the corresponding references to Wexford and Wexford Capital.

Response: The Registrant has revised the Registration Statement accordingly. Please see pages 9 and 10.

Pro Forma and Forecasted Results of Operations and Cash Available for Distribution, page 61

6.                        If you do not intend to provide updated information for a four quarter period that ends at least 12 months in the future, please explain why.  Also, provide appropriate Risk Factors and other disclosure to emphasize the fluidity of your forecast information, providing particulars as necessary.  For example, in your prospectus dated May 5, 2010, you indicated that projected revenues were estimated to be 352.1 million; the cost of operations was pegged at $221.1 million; and DDA was to be $37.5 million.  By the time you prepared your prospectus dated June 21, 2010, a mere six weeks later, those numbers had substantially changed, to $302.9 million; $195.6 million; and $34.2 million, respectively.  Make clear why there have been material changes to the forecasts in each case.

Response: For now, the Registrant does not intend to provide updated information for a four-quarter period beyond the twelve months ending June 30, 2011.  The Registrant anticipates launching and pricing its initial public offering prior to the date on which financial statements and information as of and for the six months ended June 30, 2010 are required by Regulation S-X.

The business of the Registrant is not seasonal and cash available for distribution is not forecasted to change materially each quarter.  The Registrant does not believe that extending the forecast period by an additional quarter at this time provides investors with additional meaningful, material information.

In the event the anticipated timing of the Registrant’s initial public offering changes and the Registration Statement must be updated with financial statements and information as of and for the six months ended June 30, 2010, the Registrant commits to roll forward the forecasted results of operations and cash available for distribution to cover the twelve months ending September 30, 2011.

With respect to the fluidity of the forecast information, the Registration Statement has been revised accordingly.  Please see pages 24-25.  The Registrant notes that the projected revenues, costs of operations and depreciation, depletion and amortization (“DD&A”) changed from the prospectus dated May 5, 2010 to the prospectus dated June 21, 2010 primarily as a result of the Registrant having initially included the joint venture in the forecast on a consolidated basis and with Amendment No. 2 having revised the forecast to include the joint venture in the forecast under the equity method of accounting,

(which resulted in a decline in projected revenues, cost of sales and DD&A of approximately $54.0 million, $30.7 million and $3.3 million, respectively).  As a result of such change in presentation, the Registrant’s interest in the net income of its joint venture is instead included in its forecasted statement of operations in a single line item “Equity in net income of unconsolidated affiliate”. These decreases due to change in presentation were partially offset by an increase of approximately $4.8 million and $5.2 million in revenues and costs of sales, respectively, primarily due to the inclusion in the forecasted period of additional coal sales contracts and a related increase in the costs of sales and a slight increase in estimated other operating expenses.  The Registrant also notes that the projected revenues, costs of operations and DD&A increased from Amendment No. 1 to the Registration Statement filed June 21, 2010 to Amendment No. 2 primarily as a result of the inclusion in the forecasted period of the anticipated operating results of the mining assets in Utah that the Registrant expects to acquire at the end of July 2010 (which resulted in an increase in projected revenues, cost of sales and DD&A of approximately $14.2 million, $10.0 million and $1.9 million, respectively) and an additional coal sales contract (which resulted in an increase in projected revenues, cost of sales and DD&A of approximately $12.2 million, $8.2 million and $0.3 million, respectively).  Such increase in projected revenues was partially offset by a decline in projected revenues of approximately $1.3 million primarily due to a decrease in trucking and transloading revenue and an increase in cost of sales of approximately $0.2 million primarily due to a slight increase in estimated other operating expenses.

7.                        Provide tabular disclosure which sets forth both historical results and quarter-by-quarter estimate information and which clearly quantifies any shortfalls, if you have it.  If you do not have the information, make clear what you are suggesting vis-à-vis your ability over the next four quarterly periods to make consistent quarterly minimum distributions without borrowing needed funds.  If you (a) did not use quarter-by-quarter estimates in concluding that there would be sufficient cash available to make the estimated “minimum” “quarterly” distribution for the indicated period or (b) did so but expect potential shortfalls in certain periods, revise all related disclosure to make this clear.

Response: The Registrant has revised the Registration Statement to include quarter-by-quarter forecast information.  Please see pages 74-76.  Pro forma and forecasted results of operations and cash available for distribution and any shortfalls for the year ended December 31, 2009, for the twelve months ended March 31, 2010 and for the twelve months ending June 30, 2011 are presented on pages 67-69.  As indicated on page 74, the Registrant does not expect any shortfalls in cash available for distribution for any quarter in the twelve months ending June 30, 2011.

8.                        Revise to eliminate the suggestion that your disclosure “is not fact and should not be relied upon as being necessarily indicative of future results.”  You are responsible for all disclosure which appears in your filings.

Response: The Registrant has revised the Registration Statement accordingly. Please see page 66.

9.                        We refer you to the definition of “available cash” at page 71.  Explain further in necessary detail the purpose and effect of the last bullet point.  In that connection, clarify whether advances pursuant to the credit facility (whether before or subsequent to the end of the quarter) may be used to pay a portion of the minimum quarterly distribution in a given quarter where, for example, operational cash flow did not provide sufficient capital for that purpose.  We may have additional comments.

Response: The Registrant has revised the Registration Statement accordingly. Please see pages 61 and 77.

Cash Distribution Policy and Restrictions on Distributions., page 58

Rhino Resource Partners LP Cash Available for Distribution, page 64

10.                 We note the consolidated forecasted net income shown in your forecast of cash available for distribution for the 12 months ended June 30, 2011 includes approximately $8.7 million of equity in earnings of your unconsolidated Rhino Eastern LLC affiliate.  We also note you do not make any adjustment for your equity in earnings to arrive at forecasted cash available for distribution.  Please revise your disclosure to clarify why you believe your equity in the earnings of your unconsolidated affiliate represents cash available for distribution.

Response: The Registrant has revised the Registration Statement accordingly.  Please see pages 68 and 69.

11.                 The line item ‘Total Distributions’ is demarcated with footnote (9).  However, footnote (9) does not appear to be defined below your table.  In addition, we are unable to locate footnote (8) in the tabular disclosure.  Please revise.

Response: The Registrant has revised the Registration Statement accordingly. Please see pages 68 and 69.

Business, page 139

Our Properties, page 139

12.                 We note you added disclosure in response to prior comment 35 to indicate that your proven and probable coal reserves at December 31, 2009 were not materially different than those presented for March 31, 2010.  Please describe to us in detail the significant assumptions you used that formed the basis of this conclusion.

Response: The Registrant respectfully submits that it has based its determination that its and the joint venture’s proven and probable coal reserves and non-reserve coal deposits were not materially different as of December 31, 2009 than they were as of March 31, 2010 on the fact that during the three months ended March 31, 2010, neither the Registrant nor the joint venture acquired additional reserves or deposits and none of the Registrant’s or the joint venture’s non-reserve coal deposits were determined to be proven and probable reserves.  Accordingly, the only change in the Registrant’s and the joint venture’s proven and probable coal reserves as of December 31, 2009 as compared to March 31, 2010 would be attributable to production during the three months ended March 31, 2010.  During such period, the Registrant and the joint venture produced approximately 1.0 million tons of coal and 0.1 million tons of coal, respectively, which indicated to management that, as of December 31, 2009, the Registrant would have had approximately 259.6 million tons of proven and probable reserves, as compared to approximately 258.6 million tons as of March 31, 2010, and, as of December 31, 2009, the joint venture would have had approximately 22.5 million tons of proven and probable coal reserves, as compared to approximately 22.4 million tons of proven and probable reserves as of March 31, 2010.

Our Management, page 146

13.                 We note your response to our prior comment 34.  To the extent you retain your assertion of “a proven and profitable track record,” further explain to the staff what the average annual rate of return for the identified assets was over the referenced period.  Also provide us with the corresponding rate of inflation over that period.

Response: The Registrant undertakes to provide the requested information in Supplemental Letter No. 1.

Mine Health and Safety Laws, page 164

14.                 We note your response to our prior comment 37 and we reissue the comment in part.  Your revised disclosure on page 166 states “[f]rom time to time, certain mines .  may have been required to suspend or shutdown operations temporarily ..  .  ..  .” Please indicate if any of the operations under your control were temporarily idled, closed, or shutdown during your 2009 fiscal year as a result of an accident or safety concern.

Response: The Registrant has revised the Registration Statement accordingly. Please see page 173.

Employment Agreements, page 188

Bonus Awards, page 189

15.                 We note your revised disclosure that your bonus determinations for 2009 included a review of your “performance with respect to various safety measures and your profitability for the year.”  Please disclose for 2009 and 2010, on a company and individual basis, such company and individual performance objectives.  In addition, disclose the actual results attained during 2009 for each as compared to the goals established at the beginning of the year.  To the extent you believe that disclosure of the quantitative or qualitative performance information would result in competitive harm, such that the information should be excluded pursuant to Instruction 4 to Item 402(b) of Regulation S-K, please provide to us a detailed explanation regarding such conclusion.  If you have an appropriate basis for omitting this information, you must discuss the difficulty or likelihood of the company and each named executive officer to attain the undisclosed performance levels.  Refer to Question and Answer 118.04 of the Regulation S-K Compliance and Disclosure Interpretations, available at http://www.sec.gov/divisions/corpfin/guidanceregs-kinterp.htm.

Response: The Registrant has revised the Registration Statement to clarify that no specific company or individual performance or safety objectives are established in connection with decisions regarding the amount of annual bonuses to the named executive officers of the Registrant’s general partner and, ultimately, such bonus amounts are discretionary.  Please see page 197.

Financial Statements

Rhino Energy LLC Consolidated Financial Statements

Notes to Unaudited Condensed Consolidated Financial Statements

Note 2.  Summary of Significant Accounting Policies and General Investment in Joint Venture, page F-13

16.                 We are continuing to consider your response to prior comment 47.  We will provide any additional comments under separate cover.

Response: The Registrant acknowledges the Staff’s comment and will respond to any additional comments of the Staff as soon as practicable.

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Please direct any questions that you have with respect to the foregoing to the undersigned of Vinson & Elkins L.L.P. at (212) 237-0133 or Adorys Velazquez of the same firm at (212) 237-0036.

Very truly yours,

/s/ Brenda K. Lenahan
Brenda K. Lenahan

cc:           Tracey L. McNeil (SEC)

Laura Nicholson (SEC)

Brad Skinner (SEC)

John Coleman (SEC)

David G. Zatezalo (Registrant)

Charles E. Carpenter (Latham & Watkins LLP)

Adorys Velazquez (Vinson & Elkins L.L.P.)